ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

RECD S.E.C.
MAY 29 2002
1086


02034448

May 23 , 2002

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 12, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2001 through December 31, 2001, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

Attachment

List of material information made public in Japan from October 1, 2001 to December 31, 2001

	Date	Descriptions	Information* provided to
Exhibit 1	October 9, 2001	28th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 2	October 9, October 24 and December 5, 2001	Supplements Documents to Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 3	October 11, 2001	Report on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 4	October 24, 2001	29th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 5	November 8, 2001	Brief Statement of Interim Financial Results for Fiscal Year Ending March 2002 (English translation)	Public Exchange
Exhibit 6	November 8, 2001	Notice of Raising Dividend Forecast for Fiscal Year Ending March 2002 (English translation)	Public, Exchange
Exhibit 7	November 15, November 16 and December 12, 2001	Amendments to Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 8	November 15, 2001	Notice of Liquidation of a Consolidated Subsidiary (English translation)	Public, Exchange
Exhibit 9	November 15 and November 16, 2001	Extraordinary Report and Amendments (Brief description in English)	DKLFB, Exchange
Exhibit 10	December 4, 2001	Semi-Annual Business Report ("Key-Note") (Brief description in English)	Shareholders

Exhibit 11	December 5, 2001	30th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 12	December 12, 2001	Semi-Annual Securities Report (Brief description in English)	DKLFB, Exchange

* "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.
* "DKLFB" means the Director-General of the Kanto Local Finance Bureau.

October 9, 2001

28th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 28th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 28th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.08% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	October 9, 2001
8. Payment date:	October 25, 2001
9. Maturation date:	October 25, 2006
10. Application of funds procured:	Extending loans
11.Trustee:	Goldman Sachs (Japan) Ltd.
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: AA- Rating and Investment Information, Inc.: A

(Brief Description)

Supplements Documents to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to Shelf Registration Statement dated October 9, October 24, and December 5, 2001 relating to the Unsecured Straight Bonds-Twenty-eighth Series, -Twenty-ninth Series, and -Thirty Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds) (the "2001 Supplements")

The 2001 Supplements are required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the 2001 Shelf Registration Statement, including the Unsecured Straight Bonds-Twenty-eighth Series, -Twenty-ninth Series, and -Thirty Series, respectively (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million, ¥10,000 million, and ¥10,000 million, respectively of the aggregate principal amount thereof in such offering.

The 2001 Shelf Registration Statement so supplemented by the 2001 Supplements contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Twenty-eighth Series, -Twenty-ninth Series, and -Thirty Series, respectively and the information pertaining to the Company's business.

The information contained in the 2001 Supplements which is material to an investment decision is substantially contained in the previous filed Annual Report 2001and the news release dated October 9, October 24, and December 5, 2001, respectively (Exhibits 1, 4, and 10).

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock dated October 11, 2001 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock for transference to its directors or employees and the disposal of purchased own stocks.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to DKLFB in connection with the purchase of the ACOM, CO., LTD. (the "Company")'s own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated August 30, 2002.

October 24, 2001

29th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 29th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 29th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	0.85% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	October 24, 2001
8. Payment date:	November 6, 2001
9. Maturation date:	November 2,2005
10. Application of funds procured:	Extending loans
11.Trustee:	Daiwa Securities SMBC Co., Ltd.
12. Transfer agent:	Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: AA- Rating and Investment Information, Inc.: A

(TRANSLATION)

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2002 (Consolidated)

November 8, 2001

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2002 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company: ACOM CO., LTD. ("ACOM" or the "Company")

Stock market: Tokyo Stock Exchange

Code No.: 8572

Location of the head office: Tokyo

Reference:

Position of the person in charge: General Manager of Public Relations Department
Name: Satoru Tomimatsu
Telephone No.: (03) 3270 – 3423

Date of the board of directors' meeting for the account settlement: November 8, 2001

U.S. accounting standards: Not adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Consolidated) and the Annexed Materials.

1. Consolidated Business Results for the Interim Accoutning Period (from April 1, 2001 to September 30, 2001)

(1) Consolidated Operating Results

	Operating Income		Operating Profit		Income Before Extraordinary Items	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
01/09 (Interim)	203,725	(11.3)	86,549	(9.5)	87,136	(9.8)
00/09 (Interim)	182,974	(-)	79,012	(-)	79,370	(-)
01/03 (Annual)	375,674		160,310		160,811	

	Net Income		Net Income per Share	Net Income per Share Diluted
	(Millions of yen)	%	(Yen)	(Yen)
01/09 (Interim)	49,047	(27.6)	334.72	323.47
00/09 (Interim)	38,442	(-)	262.17	253.16
01/03 (Annual)	81,369		554.93	535.97

Note: 1. Equity in earnings of affiliated companies:
01/09 (Interim): -96 million yen
00/09 (Interim): 0 million yen
00/03 (Annual): -5 million yen
2. Average outstanding shares (consolidated):
01/09 (Interim): 146,531,735 shares
00/09 (Interim): 146,630,852 shares
01/03 (Annual): 146,630,843 shares
3. Change in accounting polices: none
4. Regarding operating income, operating profit, income before extraordinary items, net income of this interim accounting period,the figures in percentages show growth of change from previous interim accouting period.

(2)Consolidated Financial Status

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholder's Equity per Share
	(Millions of yen)	(Millions of yen)	%	(Yen)
01/09 (Interim)	2,049,366	541,543	26.4	3,702.00
00/09 (Interim)	1,780,234	465,850	26.2	3,177.03
01/03 (Annual)	1,943,836	503,335	25.9	3,432.67

Note: Outstanding shares (consolidated):
01/09 (Interim): 146,284,003 shares
00/09 (Interim): 146,630,840 shares
00/03 (Annual): 146,630,870 shares

(3)Consolidated Cash Flow Status

	From Operating Activities	From InvestingActivities	From Financing Activities	Cash and Cash Equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
01/09 (Interim)	-57,005	-3,079	55,608	100,146
00/09 (Interim)	-57,224	-321	24,088	66,458
01/03 (Annual)	-90,386	7,580	87,818	104,627

(4)Scope of Consolidation and Equity Method
Number of consolidated subsidiaries: 16
Number of unconsolidated subsidiaries accounted for under equity method: 0
Number of affiliates accounted for under equity method: 3

(5)Change in Scope of Consolidation and Equity Method
Consolidated subsidiaries (addition): 0
Consolidated subsidiaries (exclusion): 0
Affiliates accounted for under equity method (addition): 1
Affiliates accounted for under equity method (exclusion): 0

2 . Forecasts for the Fiscal Year Ending March 31, 2002 (from April 1, 2001 to March 31, 2002)

	Operating Income	Income before Extraordinary Items	Net Income
	(Millions of yen)	(Millions of yen)	(Millions of yen)
Annual	416,200	174,400	96,700

Reference: The forecasted net income per share (annual): 661.04 yen

【 Annexed Materials】

1. State of Business Group

The ACOM Group consists of ACOM CO., LTD , 16 subsidiaries, and 3 affiliates as well as 1 other related company and 1 subsidiary of the other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance, guarantee business, and servicing business. Other business lines include rental operations, advertising agency, real estate-related operations, and life and nonlife insurance agency.

The following table explains the positioning and role of each Group company in terms of segment classification.

Segment		Company	Business	Classification
Financial service businesses	Loan business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	—
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Loan business in Thailand	
		Tokyo-Mitsubishi Cash One Ltd.	Unsecured loan business	Equity method affiliate
	Credit card business	ACOM CO., LTD.	Credit card business mainly of ACOM MasterCard as the main commodity	—
	Installment sales finance	ACOM CO., LTD.	Installment sales finance service	—
		JCK CREDIT CO., LTD.		Consolidated subsidiary
		SIAM A&C CO., LTD.	Hire purchase business in Thailand	
		CHAILEASE ACOM FINANCE CO., LTD.	Hire purchase business in Taiwan	Equity method affiliate
	Guarantee business	ACOM CO., LTD.	Affiliations with regional banks to provide credit guarantees for personal loans made by such financial institutions.	—
	Servicing	IR Loan Servicing, Inc.	Loan recovery business	Consolidated subsidiary
	Others	ASCOT CO., LTD.	Fiduciary business to open up, on the internet, new customers with respect to consumer loans and credit card	Equity method affiliate
		ACOM CAPITAL CO., LTD.	Financial services for ACOM (Special Purpose Company)	Consolidated subsidiary
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Advertising agency, interior design and construction of service outlets	
		ACOM RESEARCH INSTITUTE, INC.	Survey and research on trends in household expenditures	
		AJAST Ltd.	Insurance agency business	
		ACOM ESTATE CO., LTD.	Real estate management in Japan	
		ABS CO., LTD.	Maintenance of buildings and other property	
		A B PARTNER CO., LTD.	Temporary employment agencies and back- office services	
		AVRS CO., LTD.	—	
		ACOM (U.S.A.) INC.	Real estate leasing in the United States	
		ACOM INTERNATIONAL, INC.		
		1990 K PARTNERSHIP		
		ACOM PACIFIC, INC.	Lease of health resorts in Guam (U.S.A.)	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

(Notes)
1. JUKI CREDIT CO., LTD. was renamed to JCK CREDIT CO., LTD. on September 1, 2001, and the company has not taken on any new loan business since August 2000.
2. SIAM A&C CO., LTD. entered the consumer loan business in July 2001.
3. Tokyo-Mitsubis

Diagram of Business of ACOM Group:



Customers
Loan business
Credit card business
Installment sales finance business
Guarantee business
Installment sales finance business and loan business loans
JCK CREDIT CO., LTD.
(Consolidated subsidiary)
Hire purchase and loan business
SIAM A & C CO., LTD.
(Consolidated subsidiary)
Servicing business
IR Loan Servicing Inc.
(Consolidated subsidiary)
Hire purchase business
CHAILEASE ACOM FINANCE CO., LTD.
(Equity method affiliate)
Fiduciary business to open up, on the Internet, new customers with respect to consumer loans and credit card
ASCOT CO., LTD.
(Equity method affiliate)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
Financial services
ACOM CAPITAL CO., LTD.
(Consolidated subsidiary)
Advertising and outlets' interior design
JLA INCORPORATED
(Consolidated subsidiary)
ACOM
Real estate leasing
ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
1990 K PARTNERSHIP
(Consolidated subsidiary)
ACOM RESEARCH INSTITUTE, INC.
(Consolidated subsidiary)
Research on trend in household expenditures
AJAST Ltd.
(Consolidated subsidiary)
Insurance services
Lease of health resorts
ACOM PACIFIC, INC.
(Consolidated subsidiary)
Real estate management cleaning- service business
ACOM ESTATE CO., LTD.
(Consolidated subsidiary)
Real estate leasing
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)
Cleaning of stores and building management
ABS CO., LTD.
(Consolidated subsidiary)
Temporary employment agencies and back- office services
AB PAERNER CO., LTD.
(Consolidated subsidiary)

(Note) Tokyo-Mitsubishi Cash One Ltd. and AVRS CO., LTD. are not in operation, therefore they are eliminated from the diagram.

2. Operating Policies

(1) Principal Operating Policies

Providing advanced and integrated financial services constitutes the core business of the ACOM Group. In undertaking these business activities, the ACOM Group is guided by three basic principles: respect for people, customer satisfaction as the top priority, and creative and innovative management. The ACOM Group is committed to earning the trust and assuring the satisfaction of customers, shareholders, business partners, and other stakeholders. It is ACOM's aim to be their "Best Life Partner."

ACOM's medium-term corporate strategy focuses on effectively utilizing the collective resources of the ACOM Group to solidify its operating bases, to enhance services, and to develop efficient management systems capable of responding effectively to the rapid changes in the business environment. This is a business environment characterized by the accelerating progress of the IT revolution accompanied by rapid advancement toward a Networked Society, intensifying competition among companies on a global scale, the emergence of a low birthrate aging society, and a serious deterioration in the employment outlook.

(A) Realization of "Best Life Partner"

"Best Life Partner" defines the corporate image that the ACOM Group seeks to establish. As a concrete step toward this goal, in April 2001, the ACOM Group launched a campaign of "brand development activities" aimed at the enhancement of "brand value," a vital management resource.

These activities are aimed at achieving a series of critical objectives by boosting ACOM's "brand power." The foremost objective is to improve profit performance by creating more opportunities for capturing new customers. However, the campaign is also aimed at lowering advertising expenses and procurement costs. Thus, over the long run, this initiative is designed to contribute to the achievement of steady improvements in business performance over the long term.

As part of this campaign, the ACOM Group is using advertisements in newspapers and other media to show Company executives pledging themselves to certain social responsibilities. By carefully abiding by these pledges, the Company seeks to win a higher level of trust and confidence. Through the repetition of these pledges, combined with steadfast observance and implementation of these pledges, the ACOM Group is endeavoring to enhance the customers' sense of trust and satisfaction, and in this way to bolster its "brand power."

(B) Commitment to Prioritizing the "Customer's Voice"

For the customer, the ACOM Group's pursuit of "Best Life Partner" signifies a "financial partner which is closest at hand and which provides the highest value in use." On the other hand, from the perspective of the business operations of the ACOM Group, this highlights the need to strengthen our product development capabilities and business services to be able to respond quickly to dramatic changes in customer needs.

An area of top priority for the ACOM Group is listening to the "customer's voice." In 1993, the Company launched an initiative for gathering the views and opinions of customers visiting our branches. In 1997, we started a "customer's voice service" by placing postcards in our branches, automated teller machine (ATM) outlets and MUJINKUN automated loan application outlets. As a result, over a period of nearly four years, we have logged a total of more than 380,000 customer comments, requests and complaints. Parallel to this, ACOM has been

conducing "customer satisfaction" surveys once every year since 1994. Approximately 25,000 customers responded to ACOM's "customer satisfaction questionnaire" last year.

Comments and opinions received from customers constitute a valuable resource. These are carefully analyzed and directly linked to improvements in product development, business operations, and computer systems.

The Company will continue to utilize the "customer's voice" in making vital improvements and changes in our business. Likewise, in order to further upgrade its customer services, ACOM shall focus on the following objectives: optimizing the location of branches and MUJINKUN automated loan application machine outlets, processing of new customer applications from mobile phones, improvement of services for registered members, development of alliances with regional banks and other financial institutions for the use of cash dispensers (CDs) and ATMs, expansion of the system for providing 24-hour 365-day services, and signing up of new affiliated vendors for installment sales finance business.

(C) Expansion of Financial Services Business

In order to further strengthen an operating base for its financial services business, ACOM has continuously endeavored to maintain steady growth in its lending operations, while seeking to ensure its level of profitability by cultivating new markets through sound and aggressive expansion of ACOM's credit card and installment sales finance businesses to develop a broader customer base, provision of loan guarantees for personal loans made by regional banks, development of servicing business, and entry into new forms of consumer credit services business through Tokyo-Mitsubishi Cash One Ltd., a newly formed joint-venture company.

The ACOM Group is actively entering into overseas financial services businesses. Following the launching of hire purchase businesses (installment sales financing) in Thailand and Taiwan, the Company is studying various innovative business models in preparation for the development of new business models for future implementation in both Japan and overseas markets as part of an overall strategy for growth in the 21st century.

(D) Promoting Management Efficiencies

ACOM is restructuring its organization and centralizing certain administrative functions in its loan business to further improve customer services and to achieve low-cost operations. This program was started during the previous business term on an experimental basis. The pilot program will be completed by the end of the current business term and the new system will be applied to all branches nationwide beginning during the next business term.

Further efforts are being made to raise the level of management efficiency for the entire ACOM Group. Specific areas of action include centralization of administrative tasks in subsidiary companies and the centralized control of records and bookkeeping functions.

(E) Lowering the Minimum Trading Lot of Shares

Amendments to the Commercial Code enforced on October 1, 2001 include provisions for greater flexibility in lowering the minimum trading lot of company shares. In connection to this amendment, rules for public listing have been revised to contain an explicit statement calling on companies to lower their minimum trading lots to less than 500,000 yen.

Lowering the minimum trading lot of shares can be expected to result in an increase in the number of individual shareholders. Therefore, ACOM is now considering the possibility of lowering the minimum trading lot of its shares.

(2) Basic Dividend Policy

ACOM intends to be actively engaged in a continuous distribution of profits to shareholders in the form of dividends. Dividends are declared based on various considerations, such as economic and financial conditions, conditions in the financial services sector, the Company's business results, and other factors.

During the previous business term, the Company paid a dividend of 65 yen per share. For the current business term, based on the above policy, the Company is scheduled to pay an interim dividend of 40 yen and a year-end dividend of the same amount to bring the annual dividend to 80 yen.

Regarding retained earnings, the Company intends to effectively utilize these internal funs for strategic investments geared toward increased earnings and the strengthening of its operating base. Specifically, internal funds will be utilized to establish new sales and service outlets in the future, to bolster ACOM's sales network, to invest in information technologies and the expansion of the sales network to develop more cost-efficient structures, and to develop and nurture new businesses.

(3) Organizational Structure for Corporate Supervision

ACOM has put in place a system designed to facilitate efficient management and effective mobilization of operating divisions. The system is specifically geared toward supporting speedy and accurate decision-making by the Board of Directors and the Executive Committee on matters of special importance to the Company and the Group.

In addition to attending meetings of the Board of Directors and other important meetings, statutory auditors carry out surveys and management audits of administration and the Company's financial position. Furthermore, the Company is endeavoring to upgrade corporate governance by strengthening the cooperative relations among the Company's statutory auditors, statutory auditors of subsidiaries, the internal audit division, and independent auditors.

ACOM is committed to the practice of good corporate disclosure and is striving to provide full information to investors and analysts in Japan and overseas through vigorous IR activities. This commitment provides the underpinning for the Company's strategy to maintain and enhance management transparency to shareholders, investors and other stakeholders.

Furthermore, the ACOM Group established a Business Ethics Office in April 1998. It also drafted "ACOM's Ethical Codes for Business," which takes into consideration management philosophy and rules and regulations from a global perspective. These guidelines were revised in April 2001 and distributed to all employees. The importance of adhering to ethical standards is being instilled in employees through educational programs.

Compliance is also positioned as a top-priority management issue at the ACOM Group. During the period under review, a corporate risk management team was created in the Corporate Management Department. The Group is currently reviewing the structure of its compliance system and is considering the assignment of compliance

officers to department offices and sales offices.

(4) Pending Issues

The ACOM Group's extremely challenging operating environment is showing clear signs of further deterioration. Factors contributing to the harsh outlook include the continued sluggishness in personal consumption, declining birthrates and the inexorable aging of society, and increasingly pessimistic forecasts for the employment situation as evidenced by the rise in the unemployment rate to 5.3% in September 2001.

Market conditions directly affecting ACOM are also undergoing rapid and dramatic changes. Significant developments include the full-scale entry by financial institutions into the consumer finance industry, intensifying corporate competition on a global level, and the growth of Internet-based transactions.

ACOM has responded to these challenges by launching multiple initiatives for expanding the scope of financial services grounded on three key themes: providing goods and services that are the first choice of our customers, creating value by sharing knowledge among employees and management, and developing prompt solutions to emerging opportunities. The Company is strengthening the competitiveness of services, diversifying funding sources, and reducing the cost of funding. At the same time, it is embracing IT, upgrading corporate governance, redoubling compliance efforts, and bolstering risk management. All of these actions are geared to building stronger operating base and securing stable earnings streams.

(5) Performance Goals and Indicators

The ACOM Group has adopted a series of performance goals and indicators intended to guide the Group toward the achievement of higher shareholder values and the continuation of stable business operations. In this context, special emphasis is placed on consolidated return on shareholders' equity (ROE). Similarly, the ACOM Group is intent on improving such indicators of overall management performance as shareholders' equity ratio, ratio of income before extraordinary items to total liabilities and net worth, ratio of income before extraordinary items to operating revenue, and earnings per share.

3. Operating Results

(1) Overview

Very severe conditions continued to prevail in the Japanese economy during the interim consolidated-accounting period under review for the following reasons. Firstly, the rapid slowdown in the U.S. economy dealt a serious blow to Japanese output and capital investments, particularly in the export sector. On the domestic front, the continuing process of corporate structural reform contributed to deteriorating income and employment conditions which combined to suppress personal consumption. Furthermore, the terrorist attacks on the United States which occurred toward the end of the six-month period aroused concern over their damage to the economy, leading to instability in stock prices.

Against this background, the ACOM Group has not limited itself to conventional business activities in the consumer finance industry. Instead, it has endeavored to organically link its core business areas of consumer lending, credit card operations, and installment sales finance, while simultaneously working toward achieving

significant qualitative improvements in services provided. These efforts are aimed at expanding the ACOM Group's profit base by promoting a wide range of business activities targeting the entire consumer credit market.

The ACOM Group has implemented various measures to reach these objectives. Specific actions taken include the creation of a Customer Support Department designed to strengthen the overall management structure, other organizational reforms featuring the creation of a Business Development Department and a Internet Business Development Department aimed at the development of new businesses and the bolstering of IT-related service functions, the launching of business tie-ups with regional banks for the purpose of providing personal loan guarantees, and the establishment of a new joint-venture company, Tokyo-Mitsubishi Cash One Ltd.

As a consequence of these activities, the following performance results were reported for the consolidated interim period under review. Operating income reached 203,725 million yen (up 11.3% year on year), while operating expenses totaled 117,176 million yen (up 12.7% year on year). Income before extraordinary items came to 87,136 million yen (up 9.8% year on year), while net income for the interim period amounted to 49,047 million yen (up 27.6% year on year). The sharp increase in net income in part reflects the decline in corporation and other income taxes resulting from the sale of shares in August 2001 and the subsequent termination of the application of a special tax rate on the retained income of the family corporation.

(2) Performance by Business Divisions

(A) Loan Business Division

In the loan business division, the core business of the ACOM Group, concerted efforts were made to improve business services and to boost operating efficiency. Specific actions taken include the implementation of scrap-and-build strategies by optimizing the locations of MUJINKUN automated loan application machines, the expansion of CD and ATM networks, the strengthening of online-A.com and mobile-A.com services based on information technologies, and the promotion of service centers and contact centers based on a strategy for administrative centralization.

As a result of continued labor adjustment in the corporate sector, the unemployment rate has remained at high levels. These developments have elevated the risk of non-recoverable loans and loans in arrears. To cope with this situation, the ACOM Group has endeavored to ensure the appropriate credit screening to customers and has worked earnestly to upgrade customer-counseling services.

In the overseas market, SIAM A&C CO., LTD., a hire purchase company operating in Thailand, entered the consumer loan business in July 2001.

As a result of these activities, at the end of the interim period under review, loans receivable outstanding in the loan business division amounted to 1,586,216 million yen (up 10.7% year on year). Interest on loans receivable amounted to 183,963 million yen (up 9.8% year on year).

(B) Credit Card and Installment Sales Finance Division

Business activities in the credit card and installment sales finance division were focused on promoting the sale of co-branded cards and signing up new affiliates for installment sales finance. Various initiatives were undertaken in pursuit of these strategic objectives. For instance, efforts were made to promote the sales of ACOM MasterCard by increasing the number of on-the-spot card issuance machines linked to MUJINKUN terminals,

the first service of its kind in the world. The issuance of ACOM brand MasterCard was launched in affiliation with Link Up Co., Ltd., which manages MAGAZZINO Euro, a brand shop, and Sophia International Co., Ltd., an international Internet telephone service company.

As a result of these efforts, receivables outstanding for credit card and installment sales finance businesses amounted to 252,568 million yen (up 13.0% year to date). Operating income, equivalent to the combined income from credit card and installment sales finance businesses, reached 12,774 million yen (up 58.9% year on year). The sharp increase in these figures in part reflects the inclusion of JUKI CREDIT CO., LTD. in the scope of consolidation as a wholly owned subsidiary of ACOM. In October 2000, ACOM purchased all the outstanding shares of JUKI CREDIT CO., LTD. (renamed JCK CREDIT CO., LTD. on September 1, 2001), previously a wholly owned subsidiary of JUKI CO., LTD.

(C) Loan Guarantee Division

To further strengthen ACOM Group's position in the financial services business, ACOM has entered into business affiliations with regional banks to provide credit guarantees for personal cash loans made by such financial institutions. The aim of this initiative is to combine ACOM's know-how in the area of credit screening and credit decisions on consumer cash loans with the financial know-how of affiliated banks to provide speedy and convenient access to loans. Affiliations have thus far been concluded with the Hokkaido Bank, Ltd. (May 2001), the Hiroshima Bank, Ltd. (August 2001), and the Suruga Bank, Ltd. (September 2001).

(D) Other Businesses

The ACOM Group is aiming to expand its position in the general financial services sector. As part of this effort, ACOM has taken an equity position in IR Loan Servicing Inc., as a step toward developing its servicing business. On June 22, 2001, the company was licensed by the Ministry of Justice (license No. 51) and started operations on July 2, 2001.

Tokyo-Mitsubishi Cash One Ltd., a new type of non-bank financial services company, was established on August 9, 2001 as a joint undertaking with the Bank of Tokyo-Mitsubishi, Ltd., the Mitsubishi Trust and Banking Corporation, and DC CARD CO., LTD., and JACCS CO., LTD. By combining the brand power of the financial institutions with ACOM's know-how in consumer financing, the new company is providing customers with more convenient financial services which transcend the conventional framework of business formats in the financial sector.

In other areas, a commercial building owned by 1990 K PARTNERSHIP, a U.S. subsidiary of ACOM, was sold in July 2001 in a move to improve the efficient utilization of the ACOM Group's management resources.

(3) Cash Flow

During the consolidated interim period under review, consolidated cash and cash equivalents ("cash" hereafter) declined by 4,480 million yen from the end of the previous fiscal year to 100,146 million yen. The reason for this decline was that the decrease in cash flow from operating activities caused by the steady increase of loans receivable and installment receivables for credit card and installment finance businesses surpassed the increase in cash flow from investing activities.

Cash Flow from Operating Activities

Cash used in operating activities amounted to 57,005 million yen during the consolidated interim period under review. While income before taxes totaled 85,170 million yen, loans receivable outstanding of financial service businesses increased by 89,170 million yen and installment receivables outstanding for credit card and installment sales finance businesses increased by 28,826 million yen, reported a combined increase of 117,996 million yen.

Cash Flow from Investing Activities

Cash used in investing activities amounted to 3,079 million yen, reflecting the following developments during the consolidated interim period under review. The acquisition of equities, including capital subscription in Tokyo-Mitsubishi Cash One Ltd., involved expenditures of 7,626 million yen. Similarly, the acquisition of tangible fixed assets associated with the establishment of new unstaffed service outlets involved expenditures of 2,663 million yen. In combination these expenditures exceeded proceeds from the sale of tangible fixed assets totaling 6,788 million yen.

Cash Flow from Financing Activities

Cash provided by financing activities amounted to 55,608 million yen during the consolidated interim period under review. This was the result of a net increase of 66,947 million yen in long-term borrowing and the raising of 30,780 million yen through the issue of unsecured straight bonds to meet the demand for funds from the expansion of financial service operations.

(4) Outlook for the Current Business Term

The outlook for the remainder of the current fiscal year remains severe. Global economic conditions will be negatively impacted by the terrorist attacks on the United States. In Japan's domestic economy, continued listlessness is anticipated in personal consumption, while the process of structural adjustment is expected to suppress corporate profits. In order to respond effectively to these developments in the economic environment, ACOM shall endeavor to maintain stable profits by further strengthening its business base while enhancing its capacity of providing services.

Consolidated projections for the whole of the current fiscal year are as follows. Consolidated operating income is estimated to be 416,200 million yen (up 10.8% year on year), while income before extraordinary items is expected to reach to 174,400 million yen (up 8.5% year on year). Finally, net income is projected to amount to 96,700 million yen (up 18.8% year on year).

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	As of September 30, 2001 (Interim)		As of March 31, 2001 (Annual)		Change		As of September 30, 2000 (Interim)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
		%		%		%		%
(Assets)								
I Current assets	1,922,207	93.8	1,811,801	93.2	110,406	6.1	1,648,309	92.6
Cash and time deposits	53,652		42,761		10,891	25.5	39,309	
Trade notes and accounts receivables	338		452		-113	-25	374	
Loans receivable	1,586,216		1,497,045		89,170	6.0	1,433,090	
Installment sales receivables	252,568		223,570		28,998	13.0	157,063	
Marketable securities	888		865		22	2.6	6,089	
Inventories	7,218		7,228		-10	-0.1	7,110	
Deferred tax assets	26,454		21,300		5,153	24.2	20,586	
Short-term loans	45,995		61,416		-15420	-25.1	26,443	
Other current assets	21,221		20,231		989	4.9	19,513	
Allowance for bad debts	-72346		-63,071		-9275	14.7	-61272	
II Fixed assets	127,158	6.2	132,034	6.8	-4876	-3.7	131,924	7.4
Tangible fixed assets	67,810	3.3	75,500	3.9	-7690	-10.2	76,306	4.3
Buildings and structures	24,826		27,510		-2684	-9.8	28,560	
Equipment and furniture	16,127		16,260		132	-0.8	16,235	
Land	26,821		31,641		-4,819	-15.2	31,461	
Other tangible fixed assets	34		88		-53	-60.5	48	
Intangible fixed assets	1,458	0.1	1,839	0.1	-381	-20.7	1,831	0.1
Investment and other assets	57,889	2.8	54,694	2.8	3,195	5.8	53,787	3.0
Investments in securities	29,429		25,896		3,533	13.6	28,293	
Deferred tax assets	1,803		1,555		248	16.0	1,420	
Guaranty money deposited	11,727		11,581		145	1.3	12,204	
Prepaid pension expenses	3,250		4,164		-913	-21.9	1,439	
Other investments	14,302		12,786		1,515	11.9	11,781	
Allowance for bad debts	-2624		-1,289		-1,335	103.6	-1,351	
Total Assets	2,049,366	100.0	1,943,836	100.0	105,530	5.4	1,780,234	100.0

(Millions of yen)

Subject \ Term	As of September 30, 2001 (Interim)		As of March 31, 2001 (Annual)		Change		As of September 30, 2000 (Interim)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
		%		%		%		%
(Liabilities)								
I Current liabilities	520,188	25.4	481,613	24.8	38,574	8.0	465,297	26.1
Trade notes and accounts payable	7,506		9,714		-2,207	-22.7	5,247	
Short-term loans	13,414		14,393		-979	-6.8	14,805	
Current portion of long-term loans	320,500		322,091		-1,590	-0.5	338,195	
Commercial paper	—		12,000		-12,000	—	—	
Current portion of bonds and notes	30,000		30,000		—	—	25,000	
Current portion of convertible bonds	50,000		—		50,000	—	—	
Current portion of accounts payable on transferred specified claims	4,800		4,800		—	—	5,000	
Accrued income taxes	41,444		40,613		830	2.0	38,656	
Deferred tax liabilities	3		17		-13	-78.8	0	
Deferred income on installment sales	37,867		33,579		4,288	12.8	25,588	
Other current liabilities	14,651		14,404		246	1.7	12,804	
II Fixed liabilities	987,320	48.2	958,564	49.3	28,756	3.0	848,983	47.7
Straight bonds	229,000		218,000		11,000	5.0	155,000	
Convertible bonds	—		50,000		-50,000	—	50,000	
Long-term loans	750,821		682,283		68,538	10.0	637,473	
Deferred tax liabilities	—		1,430		-1,430	—	1,654	
Allowance for employees' retirement benefits	3,156		3,092		63	2.1	1,626	
Allowance for directors' and statutory auditors' retirement benefits	931		886		44	5.0	822	
Other fixed liabilities	3,411		2,871		540	18.8	2,406	
Total liabilities	1,507,508	73.6	1,440,178	74.1	67,330	4.7	1,314,280	73.8
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	314	0.0	322	0.0	-7	-2.5	103	0.0
(Shareholders' Equity)								
I Common stock	17,282	0.8	17,282	0.9	—	—	17,282	1.0
II Additional paid-in capital	25,772	1.3	25,772	1.3	—	—	25,772	1.4
III Consolidated retained earnings	502,537	24.5	458,669	23.6	43,868	9.6	420,141	23.6
IV Securities valuation adjustment	950	0.1	3,183	0.2	-2,232	-70.1	4,569	0.3
V Foreign currency translation adjustments	-1,203	-0.1	-1,572	-0.1	369	-23.5	-1,914	-0.1
	545,340	26.6	503,335	25.9	42,004	8.3	465,850	26.2
VI Treasury stock	-3,797	-0.2	-0	-0.0	-3,797	—	-0	-0.0
Total shareholders' equity	541,543	26.4	503,335	25.9	38,207	7.6	465,850	26.2
Total liabilities, minority interests, and shareholders' equity	2,049,366	100.0	1,943,836	100.0	105,530	5.4	1,780,234	100.0

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject / Term	From April 1, 2001 to September 30, 2001 (Interim)		From April 1, 2000 to September 30, 2000 (Interim)		Change		From April 1, 2000 to March 31, 2001 (Annual)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I Operating income	203,725	100.0	182,974	100.0	20,751	11.3	375,674	100.0
Interest on loans receivable	183,963		167,571		16,392	9.8	341,539	
Fees from credit card business	1,723		917		805	87.8	2,344	
Fees from installment sales finance business	11,051		7,123		3,927	55.1	17,188	
Fees on guaranteed loans receivable	17		—		17	—	—	
Collection of purchased loans receivables	20		—		20	—	—	
Other financial income	11		36		-24	-68.1	77	
Sales	3,296		4,009		-712	-17.8	7,541	
Other operating income	3,642		3,316		325	9.8	6,983	
II Operating expenses	117,176	57.5	103,961	56.8	13,214	12.7	215,363	57.3
Financial expenses	14,576	7.2	14,464	7.9	111	0.8	29,573	7.9
Cost of collection of purchased loans receivables	6	0.0	—	—	6	—	—	—
Cost of sales	1,915	0.9	2,066	1.1	-151	-7.3	4,188	1.1
Other operating expenses	100,678	49.4	87,430	47.8	13,248	15.2	181,602	48.3
Operating profit	86,549	42.5	79,012	43.2	7,536	9.5	160,310	42.7
III Non-operating income	888	0.4	640	0.4	247	38.6	1,746	0.4
Interest income	69		72		-2	-3.8	393	
Dividends received	127		154		-26	-17.5	249	
Gain on sales of marketable securities	51		0		50	—	0	
Gain on investment in equity method	—		0		-0	—	—	
Rent from Company's residence	199		192		6	3.3	389	
Other non-operating income	441		220		220	100.1	712	
IV Non-operating expenses	301	0.1	282	0.2	18	6.5	1,245	0.3
Interest expenses	46		41		4	12.1	92	
Bond issue expenses	10		136		-126	-92.7	568	
Loss on investments in equity-method	96		—		96	—	5	
Stock offering expenses	112		—		112	—	—	
Other non-operating expenses	36		105		-68	-65.6	579	
Income before extraordinary items	87,136	42.8	79,370	43.4	7,765	9.8	160,811	42.8
V Extraordinary income	2,181	1.1	623	0.4	1,557	249.7	1,705	0.4
Gain on sales of fixed assets	2,181		—		2,181	—	0	
Gain due to adoption of new accounting standards for retirement benefits	—		623		-623	—	1,247	
Other extraordinary income	—		—		—	—	457	
VI Extraordinary losses	4,146	2.1	5,979	3.3	-1,833	-30.7	7,669	2.0
Loss on amendment to income and expenses from previous fiscal year	—		—		—	—	4	
Loss on sale of fixed assets	3,473		3,849		-375	-9.8	3,855	
Loss on disposal of fixed assets	273		150		123	82.1	443	
Loss on sale of investments in securities	—		155		-155	—	155	
Loss on revaluation of investments in securities	104		—		104	—	1,340	
Write-off of investment loss	—		1,000		-1,000	—	1,000	
Other extraordinary losses	295		824		-528	-64.1	869	
Income before income taxes	85,170	41.8	74,015	40.5	11,155	15.1	154,847	41.2
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	41,409	17.7	38,674	19.5	2,735	1.6	75,831	19.5
Deferred income tax	-5,273		-3,095		-2,177		-2,371	
(Loss) gain on minority interest in consolidated subsidiaries	-13	-0.0	-5	-0.0	-7	145.1	17	0.0
Net income	49,047	24.1	38,442	21.0	10,605	27.6	81,369	21.7

(3) Interim Consolidated Statement of Retained Earnings

(Millions of yen)

Subject \ Term	From April 1, 2001 to September 30, 2001 (Interim)		From April 1, 2000 to September 30, 2000 (Interim)		Change		From April 1, 2000 to March 31, 2001 (Annual)	
	Amount		Amount		Amount		Amount	
I Consolidated retained earnings at the beginning of the accounting period		458,669		386,139		72,529		386,139
II Decreased in consolidated retained earnings								
Dividends	5,132		4,398		733		8,797	
Directors' bonus	47	5,179	41	4,440	5	738	41	8,839
III Net income		49,047		38,442		10,605		81,369
IV Consolidated retained earnings at the end of the accounting period		502,537		420,141		82,396		458,669

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Subject / Term	From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	Change	From April 1, 2000 to March 31, 2001 (Annual)
	Amount	Amount	Amount	Amount
I Cash flows from operating activities				
Income before income taxes	85,170	74,015	11,155	154,847
Depreciation and amortization	3,066	3,012	54	6,404
Amortization of consolidation adjustment account	—	—	—	2
Increase in allowance for bad debts	10,608	8,278	2,329	7,351
Decrease in allowance for retirement benefits	—	-2	2	-2
Increase in allowance for employees' retirement benefits	63	1,626	-1,562	2,856
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	44	-184	228	-143
Non-operating interest and dividends income	-196	-226	29	-643
Gain on sales of marketable securities	-51	-0	-50	-0
Non-operating interest expense	46	41	4	92
Bond issue expenses	204	136	67	568
Loss (gain) on foreign currency exchange	23	-15	38	-0
Loss (gain) on investments in equity-method	96	-0	97	5
Loss on sales of tangible fixed assets	915	3,845	-2,929	3,850
Loss on disposal of tangible assets	273	150	123	443
Loss on sales of investments in securities	—	155	-155	155
Loss on revaluation of investments in securities	104	—	104	1,340
Write-off of investments loss	—	1,000	-1,000	1,000
Decrease (increase) in trade notes and accounts receivable	116	4	111	-10
Increase in loans receivable	-89,170	-85,333	-3,836	-148,241
Increase in installment sales receivables	-28,826	-26,166	-2,659	-48,402
Decrease (increase) in inventories	10	-5	15	-120
Increase in other current assets	-1,364	-2,089	724	-1,871
(Decrease) increase in trade notes and accounts payable	-2,216	222	-2,438	-288
Increase in deferred income on installment sales	4,264	3,423	841	6,557
Increase in other current liabilities	152	138	13	1,273
Bonus paid to directors	-47	-41	-5	-41
Increase (decrease) in other operating activities	121	-1,154	1,275	-4,319
Subtotal	-16,590	-19,170	2,580	-17,336
Non-operating interest and dividends received	194	220	-26	643
Non-operating interest paid	-52	-41	-10	-86
Income taxes paid	-40,556	-38,252	-2,304	-73,606
Cash used in operating activities	-57,005	-57,244	239	-90,386

(Millions of yen)

Subject \ Term	From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	Change	From April 1, 2000 to March 31, 2001 (Annual)
	Amount	Amount	Amount	Amount
II Cash flows from investing activities				
Additions to time deposit	-78	-9	-68	-41
Maturity of time deposit	77	3,851	-3,773	7,516
Proceeds from sale of marketable securities	186	20	166	20
Purchase of tangible fixed assets	-2,663	-3,209	545	-5,941
Proceeds from sale of tangible fixed assets	6,788	21	6,766	36
Purchase of investments in securities	-7,626	-934	-6,691	-2,210
Proceeds from sale of investments in securities	—	19	-19	1,770
Expenditure resulting from purchase of subsidiary stocks accompanying a change in scope of consolidation	—	—	—	6,134
Expenditure resulting from loans	—	—	—	-170
Proceeds from collection of loans	17	—	17	—
Income from transfer of business	350	—	350	595
Proceeds from increase in other investments	-394	-390	-4	-737
Proceeds from decrease in other investments	166	319	-152	528
Increase (decrease) in other investment activities	97	-9	106	78
Cash (used in) provided by investing activities	-3,079	-321	-2,758	7,580
III Cash flows from financing activities				
Proceeds from short-term loans	36,891	15,900	20,991	46,113
Repayments of short-term loans	-38,080	-21,864	-16,215	-57,382
Proceeds from issue of commercial paper	—	15,000	-15,000	30,000
Payments for redemption of commercial paper	-12,000	-16,000	4,000	-19,000
Proceeds from issue of straight bonds	30,780	19,864	10,916	92,444
Payments for redemption of straight bonds	-20,000	—	-20,000	-5,000
Proceeds from long-term debt	237,119	159,642	77,477	387,708
Repayments of long-term debt	-170,172	-144,053	-26,118	-378,363
Net proceeds from issuance of a subsidiary stock to minority shareholders	—	—	—	298
Purchase of treasury stock	-3,797	-0	-3,796	-0
Cash dividends paid	-5,133	-4,399	-734	-8,800
Decrease in other financing activities	—	—	—	-200
Cash provided by financing activities	55,608	24,088	31,519	87,818
IV Effect of exchange rate change on cash and cash equivalents	-3	2	-6	13
V Decrease (increase) in cash and cash equivalents	-4,480	-33,474	28,994	5,026
VI Cash and cash equivalents at the beginning of the accounting period	104,627	99,932	4,694	99,932
VII Decrease in cash and cash equivalents due to exclusion from consolidation	—	—	—	-332
VIII Cash and cash equivalents at the end of the accounting period	100,146	66,458	33,688	104,627

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Scope of consolidation
Number of consolidated subsidiaries: 16
For the names of consolidated subsidiaries, please refer to the section entitled "1. State of Business Group"

(B) Application of the equity method
Number of equity method affiliates: 3
For the names of equity method affiliates, please refer to the section entitled "1. State of Business Group"
CHAILEASE ACOM FINANCE CO., LTD. closes its accounts on June 30, and uses the financial statements as of this date.

From this interim consolidated accounting period, Tokyo Mitsubishi Cash One, Ltd. a newly established affiliate company, has been accounted for by the equity method of accounting.

(C) Matters relating to fiscal year, etc. of subsidiaries
The interim periods of the following consolidated subsidiaries end on June 30:
ACOM (U.S.A.) INC.
ACOM INTERNATIONAL, INC.
1990 K PARTNERSHIP
ACOM PACIFIC, INC.
SIAM A&C CO., LTD.
ACOM CAPITAL CO., LTD.
The interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the interim consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies
(a) Valuation and computation of assets
①Marketable securities
Securities held to maturity ...... Amortized cost method (straight line method)
Other securities
Where there is a market price
Market value as determined by the quoted price at the end of the interim period
(The difference between the carrying value and the market value is included in equity.)
(Cost of securities sold is computed using the moving average method.)

Where there is no market price
Cost determined by the moving average method
②Inventories
Purchased loans receivable ...... Cost on an individual specified cost basis
Merchandise
Paintings ...... Cost on an individual specified cost basis
Other merchandise ...... Cost based on the last purchase price method
Miscellaneous items ...... Cost based on the first-in first-out method

③Derivative transaction ...... Market value method

(b) Depreciation of fixed assets
①Tangible fixed assets
At the Company and its domestic consolidated subsidiaries ...... Declining balance method
At overseas consolidated subsidiaries ...... Straight-line method
(Depreciable life)
Building and structures ...... 3 to 50 years
Vehicles and delivery equipment ...... 4 to 6 years
Equipment and furniture ...... 2 to 20 years

②Intangible fixed assets ...... Straight-line method

③Long-term prepaid expenses ...... Amortized in equal installments

④Deferred assets
Bond issue expenses ...... Entire amount expensed as incurred
Stock issue expenses ...... Entire amount expensed as incurred

(c) Basis for calculating allowances

①Allowance for bad debts

In providing for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

Overseas consolidated subsidiaries make an allowance as necessary having considered the likelihood of recovery on an individual basis.

②Allowance for retirement benefits

The Company and part of its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of the interim period.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

③Allowance for directors' and statutory auditors' retirement benefits

The Company and part of its domestic consolidated subsidiaries make provisions for directors' and statutory auditors' retirement benefits at the end of the interim period in accordance with the Companies' internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim settlement date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for hedging activities

①Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

②Hedging instruments and items hedged

Interest related derivatives

Hedging instruments......Interest-rate swaps agreements and interest-rate caps

Items hedged......Loans with variable interest rates

Currency related derivatives

Hedging instruments......Currency swap agreements

Items hedged......Loans denominated in foreign currency

③Hedging policy

The Company and consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans.

Derivative transactions are entered into in compliance with the Companies' internal rules.

④Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of interim consolidated financial statements

①Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ...... Recognized mainly by credit-balance method

Fees from member outlets ...... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ...... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ...... Recognized by credit-balance method

②Treatment of amount in excess of par value of convertible bonds

The amount in excess of par value of convertible bonds is amortized over the redemption period of such convertible bonds, with the amount in excess of par value being deducted from financial expenses. In the case that a request of conversion is made, the entire amount in excess of par value is amortized at once.

③Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

④Treatment of bond issue expenses

Effective from this interim consolidated accounting period, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" issued by the Federation of Finance Companies Association of Japan on May 10, 2001, bond issue expenses related to Financial Services Business were reclassified from non-operating expenses to financial expenses. The effect of this change was to increase in operating expenses by 194 million yen and decrease operating profit and non-operating expenses by the same amount

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Notes to Interim Consolidated Balance Sheets

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
1. Cumulative depreciation of tangible fixed assets 38,168 million yen	1. Cumulative depreciation of tangible fixed assets 38,224 million yen	1. Cumulative depreciation of tangible fixed assets 40,501 million yen
2. Assets pledged as security (1) Pledged assets Millions of yen Loans receivable 644,785 (147,897) Installment sales receivables 1,459 Buildings and structure 2,327 Land 6,370 Investments in securities 2,560 Total 657,503 (147,897)	2. Assets pledged as security (1) Pledged assets Millions of yen Loans receivable 695,511 (188,408) Buildings and structure 2,377 Land 6,370 Investments in securities 2,545 Total 706,805 (188,408)	2. Assets pledged as security (1) Pledged assets Millions of yen Loans receivable 681,878 (165,801) Installment sales receivables 2,194 Buildings and structure 2,334 Land 6,370 Investments in securities 2,798 Total 695,577 (165,801)
(2)Secured liabilities Millions of yen Short-term loans 1,125 (1,000) Current portion of long-term loans 194,267 (40,132) Long-term loans 455,615 (106,297) Total 651,007 (147,429) Figures in brackets represent amounts engaged in transfer of liabilities	(2)Secured liabilities Millions of yen Short-term loans 2,250 (2,000) Current portion of long-term loans 232,698 (73,910) Long-term loans 463,367 (109,169) Total 698,316 (185,079) Figures in brackets represent amounts engaged in transfer of liabilities	(2)Secured liabilities Millions of yen Short-term loans 2,187 (2,000) Current portion of long-term loans 207,864 (51,137) Long-term loans 478,795 (112,404) Total 688,847 (165,541) Figures in brackets represent amounts engaged in transfer of liabilities
3. Guaranteed liabilities (1)Amount of guaranteed loans of guarantee business 3924 million yen (2)Amount of guaranteed liabilities of affiliated companies CHAILEASE ACOM FINANCE CO., LTD. 273 million yen	3. ———	3. ———
4. Notes endorsed for payment 8 million yen	4. ———	4. ———
5. Notes maturing at the end of the interim consolidated accounting period Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 4 million yen in notes maturing on this date have been included in the balance shown in the interim consolidated financial statements.	5. Notes maturing at the end of the interim consolidated accounting period Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 12 million yen in notes maturing on this date have been included in the balance shown in the interim consolidated financial statements.	5. Notes maturing at the end of the interim consolidated accounting period Notes maturing on the balance sheet date were accounted for on the day of settlement. As the balance sheet date fell on a non-business day for financial institutions, 3 million yen in notes maturing on this date have been included in the balance shown in the consolidated financial statements.

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
6. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 583,486 million yen at the end of the interim accounting period. This included a total of 334,387 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets. Note that consolidated subsidiaries do not extend revolving credit-line loans.	6. ———	6. ———

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,755 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company ' s assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 15,059 million yen. Under the policies stipulated in Japan's tax laws, 8,021 million yen of this amount would be classified as loans overdue by three months or more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 20,103 million yen, 13,065 million yen of this amount would be classified as loans overdue by three months ore more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law subsidiaries is added up according to the policies stipulated in Japan ' s tax law.	7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,541 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company ' s assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 14,346 million yen. Under the policies stipulated in Japan's tax laws, 10,039 million yen of this amount would be classified as loans overdue by three months or more, 1,711 million yen as restructured loans and 2,596 million yen as loans no longer in arrears.	7. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,549 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company ' s assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 13,850 million yen. Under the policies stipulated in Japan's tax laws, 8,520 million yen of this amount would be classified as loans overdue by three months or more, 1,704 million yen as restructured loans and 3,625 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, subsidiaries is added up according to the policies stipulated in Japan's tax law.

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)

As of September 30, 2001 (Interim)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,193) 5,193	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and others.
Loans in arrears	(6,459) 21,518	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(8,647) 626	Loans other than the above that are overdue by three months or more.
Restructured loans	(15,658) 13,972	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(35,959) 41,311	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japan's tax laws.

8. Marketable securities purchased under resale agreements

Amount of marketable securities purchased (Stated as short-term loans)

45,995 million yen

Market value of marketable securities purchased at the end of the interim consolidated accounting period

45,951 million yen

As of September 30, 2000 (Interim)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,930) 3,930	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and others.
Loans in arrears	(2,680) 17,027	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(12,310) 2,271	Loans other than the above that are overdue by three months or more.
Restructured loans	(16,131) 14,420	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(35,053) 37,649	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japan's tax laws.

8. ——————

As of March 31, 2001 (Annual)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,650) 3,650	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and others.
Loans in arrears	(3,047) 16,897	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(9,204) 684	Loans other than the above that are overdue by three months or more.
Restructured loans	(15,292) 13,587	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(31,194) 34,819	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japan's tax laws.

8. ——————

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
9. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and its consolidated subsidiaries maintain overdraft contracts with eight financial institutions and designated commitment line contracts with four financial institutions. As of the end of the current interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. Millions of yen Agreed amount of agreement for overdraft and commitment line: 162,385 Amount of borrowing: 3,970 Unused amount: 158,415	9. ―――――	9. ―――――

(7) Notes to Interim Consolidated Income Statements

From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	From April 1, 2000 to March 31, 2001 (Annual)
1. Other principal financial income Millions of yen Interest on deposits 7 Interest on loans 4	1. Other principal financial income Millions of yen Interest on deposits 16 Interest on marketable securities 2 Interest on loans 16	1. Other principal financial income Millions of yen Interest on deposits 44 Interest on marketable securiti 3 Interest on loans 29
2. Principal financial expenses Millions of yen Interest expense 11,188 Interest on corporate bonds 2,472 Bond issue expenses 194	2. Principal financial expenses Millions of yen Interest expense 12,283 Interest on corporate bonds 1,779	2. Principal financial expenses Millions of yen Interest expense 24,645 Interest on corporate bonds 3,907
3. Principal items of other operating expenses Millions of yen Advertising expenses 8,971 Provision for bad debts 34,503 Salaries 15,780 Retirement benefit expenses 1,497 Provision for directors' and statutory auditors' retirement 50 Welfare expenses 1,859 Leases 8,136 Depreciation expense 2,760 Fees 9,279	3. Principal items of other operating expenses Millions of yen Advertising expenses 10,110 Provision for bad debts 25,591 Salaries 14,815 Retirement benefit expenses 1,068 Provision for directors' and statutory auditors' retirement 42 Welfare expenses 1,733 Leases 8,454 Depreciation expense 2,754 Fees 5,925	3. Principal items of other operating expenses Millions of yen Advertising expenses 19,195 Provision for bad debts 52,420 Salaries 30,247 Retirement benefit expenses 2,187 Provision for directors' and statutory auditors' retirement 92 Welfare expenses 3,643 Leases 16,514 Depreciation expense 5,848 Fees 14,858
4. Gains on sales of fixed assets Millions of yen Buildings and structures 1,011 Equipment and furniture 0 Land 1,169 Intangible assets 0 Total 2,181	4. ————	4. Gains on sales of fixed assets are from the sale of equipment and furniture.
5. ————	5. ————	5. Breakdown of other extraordinary income Millions of yen Gains on termination of a leveraged lease contract 299 Gain on changes in equity method affiliates 114 Dividend in liquidation of equity investment 39 Gain on transfer of business 3 Total 457
6. ————	6. ————	6. Loss on prior-year adjustments resulted from the transfer to allowance for directors' and corporate auditors' retirement benefits in the previous fiscal year.

From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	From April 1, 2000 to March 31, 2001 (Annual)
7. Breakdown of loss on sales of fixed assets Millions of yen Buildings and structures 537 (515) Equipment and furniture 6 (6) Land 2,551 (2,549) Intangible fixed assets 376 (376) Total 3,473 (3,449) Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.	7. Breakdown of loss on sales of fixed assets Millions of yen Buildings and structures 58 (41) Equipment and furniture 1 (0) Land 3,785 (3,782) Intangible fixed assets 4 (—) Total 3,849 (3,824) Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.	7. Breakdown of loss on sales of fixed assets Millions of yen Buildings and structures 61 (41) Equipment and furniture 1 (0) Land 3,787 (3,782) Other fixed assets 0 (—) Intangible fixed assets 4 (—) Total 3,855 (3,824) Amount in brackets represent the amount sold to a consolidated subsidiary, ACOM ESTATE CO., LTD.
8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below Millions of yen Buildings and structures 226 Equipment and furniture 46 Total 273	8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below Millions of yen Buildings and structures 125 Equipment and furniture 24 Total 150	8. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of singes. The breakdown thereof is set out below Millions of yen Buildings and structures 382 Equipment and furniture 60 Total 443
9. ————	9. Loss on disposal of fund contributions is the loss resulting from the bankruptcy of Dai-Ichi Fire & Marine Insurance.	9. Loss on disposal of fund contributions is the loss resulting from the bankruptcy of Dai-Ichi Fire & Marine Insurance.
10. Breakdown of other extraordinary losses Millions of yen Loss on settlement of swaps 103 Loss on revaluation of investment 24 Valuation loss of golf club memberships 2 Temporary amortization of long-term prepaid expenses 165 Total 295	10. Breakdown of other extraordinary losses Millions of yen Valuation loss of golf club memberships 356 Provision for default of golf club memberships 314 Loss on sale of golf club memberships 137 Temporary amortization of long-term prepaid expenses 15 Total 824	10. Breakdown of other extraordinary losses Millions of yen Valuation loss of golf club memberships 366 Provision for default of golf club memberships 338 Loss on sale of golf club memberships 138 Temporary amortization of long-term prepaid expenses 25 Total 869
11. Basis for classification of financial income and expenditure on the statements of income (1)Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2)Financial expenses stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements of income (1)Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2)Financial expenses stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements of income (1)Financial income stated as operating income Include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2)Financial expenses stated as operating expenses Include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(8) Notes to Interim Consolidated Statements of Cash Flows

<table>
<tr><th>From April 1, 2001
to September 30, 2001
(Interim)</th><th>From April 1, 2000
to September 30, 2000
(Interim)</th><th>From April 1, 2000
to March 31, 2001
(Annual)</th></tr>
<tr>
<td>1.Reconcilation between cash and cash equivalents at the end of the interim accounting period and consolidated balance sheet items as at September 30, 2001

(As of September 30, 2001)
Millions of yen
Cash and time deposits 53,652
Marketable securities 888
Short-term loans 45,995
Time deposits and certificates of which term of deposit is more than three months -85
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase -304
Cash and cash equivalents 100,146

2. ――――</td>
<td>1.Reconcilation between cash and cash equivalents at the end of the interim accounting period and consolidated balance sheet items as at September 30, 2000

(As of September 30, 2000)
Millions of yen
Cash and time deposits 39,309
Marketable securities 6,089
Short-term loans 26,443
Time deposits and certificates of which term of deposit is more than three months -3,629
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase -1,754
Cash and cash equivalents 66,458

2. ――――</td>
<td>1.Reconcilation between cash and cash equivalents at the end of the interim accounting period and consolidated balance sheet items as at March 31, 2001.

(As of March 31, 2001)
Millions of yen
Cash and time deposits 42,761
Marketable securities 865
Short-term loans 61,416
Time deposits and certificates of which term of deposit is more than three months -83
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase -298
Short-term loans excluding marketable securities purchased under resale agreements -34
Cash and cash equivalents 104,627

2. Principal assets and liabilities of newly consolidated subsidiaries through the purchase of stocks.
JUKI CREDIT CO., LTD.
(As of September 30, 2000)
Millions of yen
Current assets 50,777
Fixed assets 563
Current liabilities -33,295
Fixed liabilities -17,345
Consolidation adjustment - 0
Acquired stock value 700
Cash and cash equivalents -6,640
Subtract:
Expenditure resulting from acquisition of stocks -5,940

IR Loan Servicing, Inc.
(As of March 31, 2001)
Millions of yen
Current assets 493
Fixed assets 2
Consolidation adjustment 2
Current liabilities - 0
Fixed liabilities —
Minority interest -198
Acquired stock value 300
Cash and cash equivalents -493
Subtract:
Expenditure resulting from acquisition of stocks -193</td>
</tr>
</table>

From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	From April 1, 2000 to March 31, 2001 (Annual)
3. ――――	3. ――――	3. Principal assets and liabilities which have decreased due to transfer of business Audio and video software rental business Millions of yen Current assets — Fixed assets 905 Asset total 905 Current liabilities — Fixed liabilities — Liability total —

(9) Segment Information

(A) Business segment information

This interim accounting period (from April 1, 2001 to September 30, 2001)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Eliminations	Consolidated
Sales					
(1)Sales to external customers	200,405	3,320	203,725	—	203,725
(2)Inter segment sales and transfer	—	7,128	7,128	(7,128)	—
Total	200,405	10,449	210,854	(7,128)	203,725
Operating expenses	110,799	9,663	120,463	(3,286)	117,176
Operating profit	89,605	785	90,390	(3,841)	86,549

(Notes) 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: .... Loan business, credit card business, installment sales finance business, loan guarantee business, etc.

(2) Other businesses: ...... Rental business, and management of real estate.

3. Unallocated operating expenses recognized under "adjustments and eliminations" were 3,881 million yen, and the expenses relating to the general affairs and accounting section of the Company

Prior interim accounting period (from April 1, 2000 to September 30, 2000)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Eliminations	Consolidated
Sales					
(1)Sales to external customers	178,949	4,025	182,974	—	182,974
(2)Inter segment sales and transfer	—	9,641	9,641	(9,641)	—
Total	178,949	13,666	192,616	(9,641)	182,974
Operating expenses	97,728	12,294	110,023	(6,061)	103,961
Operating profit	81,220	1,371	82,592	(3,579)	79,012

(Notes) 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: ...... loan business, credit card business, installment sales finance business, etc.

(2) Other businesses: ...... Rental business, and management of real estate.

3. Unallocated operating expenses recognized under "adjustments and eliminations" were 2,794 million yen, and the expenses relating to the general affairs and accounting section of the Company

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

(Millions of yen)

	Financial Service Business	Other Business	Total	Adjustments and Eliminations	Consolidated
Sales					
(1)Sales to external customers	368,113	7,561	375,674	—	375,674
(2)Inter segment sales and transfer	—	17,192	17,192	(17,192)	—
Total	368,113	24,753	392,866	(17,192)	375,674
Operating expenses	200,346	22,587	222,933	(7,569)	215,363
Operating profit	167,766	2,165	169,932	(9,622)	160,310

(Notes) 1. Method of classification of businesses

Businesses are classified according to their types, characteristics and similarities in operating transactions.

2. Principal activities of each business

(1) Financial service business: ...... loan business, credit card business, installment sales finance business, etc.

(2) Other businesses: ...... Rental business, and management of real estate.

3. Unallocated operating expenses recognized under "adjustments and eliminations" were 8,103 million yen, and the expenses relating to the general affairs and accounting section of the Company

(B)Geographical segment information

This interim accounting period (from April 1, 2001 to September 30, 2001)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

Prior interim accounting period (from April 1, 2000 to September 30, 2000)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

Geographical segment information is omitted as sales in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

This interim accounting period (from April 1, 2001 to September 30, 2001)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Prior interim accounting period (from April 1, 2000 to September 30, 2000)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(10) Notes to Lease Transactions

From April 1, 2001 to September 30, 2001 (Interim)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1)Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	213	96	117
Equipment and furniture	14,187	8,838	5,348
Total	14,401	8,934	5,466

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,955
More than one year	2,660
Total	5,615

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,083
Equivalent of depreciation	1,951
Equivalent of interest payable	102

(4)Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5)Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Future payments under operating lease transaction

(Millions of yen)

Within a year	4
More than one year	11
Total	16

From April 1, 2000 to September 30, 2000 (Interim)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1)Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	167	67	100
Equipment and furniture	16,579	9,911	6,668
Total	16,747	9,978	6,769

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	3,716
More than one year	3,264
Total	6,981

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,380
Equivalent of depreciation	2,227
Equivalent of interest payable	133

(4)Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5)Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. ――――――

From April 1, 2000 to March 31, 2001 (Annual)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1)Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	172	79	92
Equipment and furniture	16,233	9,770	6,462
Total	16,405	9,850	6,555

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	3,444
More than one year	3,290
Total	6,734

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	4,649
Equivalent of depreciation	4,347
Equivalent of interest payable	253

(4)Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5)Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. ――――――

(11) Marketable Securities

(A) Bonds held to maturity with market prices

(Millions of yen)

Type \ Term	As of September 30, 2001 (Interim)			As of September 30, 2000 (Interim)			As of March 31, 2001 (Annual)		
	Balance sheet amount	Market Value	Unrealized loss	Balance sheet amount	Market Value	Unrealized loss	Balance sheet amount	Market Value	Unrealized loss
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	5	5	- 0	—	—	—	5	5	- 0
Total	5	5	- 0	—	—	—	5	5	- 0

(B) Other marketable securities with market prices

(Millions of yen)

Type \ Term	As of September 30, 2001 (Interim)			As of September 30, 2000 (Interim)			As of March 31, 2001 (Annual)		
	Original cost	Balance sheet amount	Gain (loss)	Original cost	Balance sheet amount	Gain (loss)	Original cost	Balance sheet amount	Gain (loss)
(a) Stocks	15,538	17,459	1,921	16,534	24,022	7,488	15,653	21,121	5,467
(b) Bonds									
Government/municipal	79	84	4	79	78	- 0	79	84	4
Corporate	85	142	56	161	289	127	161	269	107
Miscellaneous	268	244	-24	218	344	125	268	240	-28
(c) Other	3,824	3,472	-352	3,192	3,177	-14	3,821	3,650	-171
Total	19,797	21,403	1,606	20,185	27,912	7,726	19,984	25,365	5,381

Note: In this interim consolidated accounting period, impairment loss of 55 million yen was recorded with respect to other securities with market prices.
Impairment losses on stocks are written off when the market price of a given stock falls below 50% of original cost, and is deemed unlikely to recover to the level of the original cost.

(C) Principal marketable securities not valued at market prices

(Millions of yen)

Type \ Term	As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
	Amount recorded on interim consolidated balance sheet	Amount recorded on interim consolidated balance sheet	Amount recorded on consolidated balance sheet
Other securities			
Money management funds	509	4,260	473
Unlisted stock (excluding OTC stock)	1,027	812	437
Unlisted foreign bonds	—	1,050	—

5. Subsequent Events

Pursuant to a resolution passed at the meeting of the Board of Directors held on October 1, 2001, ACOM CAPITAL CO., LTD. issued discounted bonds.

Total issue amount	25,850 million yen	
Issue price	92.37 yen per 100 yen of face value	
Interest rate	0% annum	
Issue data	October 10, 2001	
Redemption date	December 18, 2001 to March 18, 2008	
Method of redemption	Final redemption or purchase	
Pledged assets	Deposits owned by the Company	1,194 million yen
	Loans receivable owned by the Company	44,199 million yen
Use of proceeds	Funding loans to the Company	

Pursuant to a resolution passed at the meeting of the Board of Directors held on August 16, 2001, the Company issued unsecured straight bonds.

28th Issuance of Domestic Unsecured Straight Bonds

Total issue amount	10 billion yen
Issue price	100 yen per 100 yen of face value
Interest rate	1.08% annum
Issue data	October 25, 2001
Redemption date	October 25. 2006
Method of redemption	Final redemption or purchase
Use of proceeds	Funding loans receivable

29th Issuance of Domestic Unsecured Straight Bonds

Total issue amount	10 billion yen
Issue price	100 yen per 100 yen of face value
Interest rate	0.85% annum
Issue data	November 6, 2001
Redemption date	November 2. 2005
Method of redemption	Final redemption or purchase
Use of proceeds	Funding loans receivable

6. Other Information

(1) Operating income by segment

(Millions of yen)

Segment \ Term	From April 1, 2001 to September 30, 2001 (Interim)		From April 1, 2000 to September 30, 2000 (Interim)		Change		From April 1, 2000 to March 31, 2001 (Annual)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
		%		%				%
Financial services businesses	200,405	98.4	178,949	97.8	21,455	12.0	368,113	98.0
Loan business	187,340	92.0	170,837	93.4	16,502	9.7	348,295	92.7
Credit card business	1,726	0.9	922	0.5	803	87.1	2,353	0.6
Installment sales finance	11,255	5.5	7,188	3.9	4,067	56.6	17,446	4.7
Guarantee business	62	0.0	—	—	62	—	—	—
Servicing business	20	0.0	—	—	20	—	—	—
Other	0	0.0	0	0.0	-0	—	17	0.0
Other business	3,320	1.6	4,025	2.2	-704	-17.5	7,561	2.0
Rental business	1,938	0.9	3,076	1.7	-1,138	-37.0	5,569	1.5
Other	1,382	0.7	948	0.5	434	45.8	1,991	0.5
Total	203,725	100.0	182,974	100.0	20,751	11.3	375,674	100.0

(2) Other statistics

Segment \ Term	As of September 30, 2001 (Interim)	As of March 31, 2001 (Annual)	Change		As of March 31, 2001 (Annual)
	Amount	Amount	Amount	Percentage	Amount
(Millions of yen)					
Loans receivable outstanding	1,838,851	1,720,616	118,235	6.9	1,590,147
Loan business	1,586,216	1,497,045	89,170	6.0	1,433,090
Credit card business	26,232	19,735	6,496	32.9	13,251
Credit card	25,591	19,157	6,433	33.6	13,059
Other	640	577	63	10.9	191
Installment sales finance	226,336	203,834	22,501	11.0	143,805
Servicing business	66	—	66	—	—
Number of customer accounts					
Loan business	3,016,817	2,898,760	118,057	4.1	2,743,533
Credit card business	925,520	781,590	143,930	18.4	628,063
Credit card	905,386	752,509	152,877	20.3	601,051
Other	20,134	29,081	-8,947	-30.8	27,012
Installment sales finance	864,926	768,882	96,044	12.5	451,310
Servicing business	433	—	433	—	—
Rental business	10,519	347,918	-337,399	-97.0	310,343
Number of outlets	1,793	1,772	21	1.2	1,762
Number of employees	5,351	4,991	360	7.2	4,845

(Notes) 1. Number of customer accounts indicates:

(1) Loan business: Number of accounts with outstanding balance

(2) Credit card business:

(A) Credit card: Cardholders of ACOM MasterCard

(B) Other: Number of members for a system for settling Internet shopping transactions

(3) Installment sales finance: Number of customer with installment receivables outstanding

(4)Servicing business: Number of accounts with purchased loan amount

(5) Rental business: Number of users during the accounting period

Decrease in number of accounts indicates the termination of audio and visual software rental business.

2. Number of loan accounts for loan business include non-interest bearing accounts of 143,957 for this interim consolidated accounting period and 97,014 for prior consolidated fiscal year.

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2002 (Non-consolidated)

November 8, 2001

Forward-looking Statement

The statements and figures contained in this Brief Statement of Interim Financial Results for the fiscal year ending March 2002 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company: ACOM CO., LTD. ("ACOM" or the "Company")

Stock market: Tokyo Stock Exchange

Code No.: 8572

Location of the head office: Tokyo

Reference:

Position of the person in charge: General Manager of Public Relations Department
Name: Satoru Tomimatsu
Telephone No.: (03) 3270 - 3423

Date of the board of directors' meeting for the account settlement: November 8, 2001

Date of the interim dividend payment: December 5, 2001

Interim-dividend system: Adopted

Note: All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement (Non-consolidated) and the Annexed Materials.

1 . Non-Consolidated Business Results for the Interim accounting Period (from April 1, 2001 to September 30, 2001)

(1)Operating Results

	Operating Income		Operating Profit		Income Before Extraordinary Items	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
01/09 (Interim)	197,148	(9.6)	85,616	(9.7)	86,396	(10.1)
00/09 (Interim)	179,805	(8.0)	78,072	(12.8)	78,504	(15.6)
01/03 (Annual)	366,712		158,507		159,062	

	Net income		Net Income per Share
	(Millions of yen)	%	(Yen)
01/09 (Interim)	47,693	(24.9)	325.48
00/09 (Interim)	38,198	(8.5)	260.51
01/03 (Annual)	80,757		550.75

1. Average outstanding shares

01/09 (Interim): 146,531,735 shares

00/09 (Interim): 146,630,880 shares

01/03 (Annual): 146,630,880 shares

3. Change in accounting polices: none

4. Regarding operating income, operating profit, income before extraordinary items, net income of this interim accounting period, the figures in percentages show growth of change from previous interim accounting period.

(2)Dividends

	Interim Cash Dividends per	Annual Cash Dividends per
	(Yen)	(Yen)
01/09 (Interim)	40.00	—
00/09 (Interim)	30.00	—
01/03 (Annual)	—	65.00

(3) Financial Position

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
	(Millions of yen)	(Millions of yen)	%	(Yen)
01/09 (Interim)	1,978,923	539,352	27.3	3,687.02
00/09 (Interim)	1,771,584	466,026	26.3	3,178.23
01/03 (Annual)	1,876,210	502,833	26.8	3,429.24

Note: 1. Outstanding issued:

01/09 (Interim): 146,284,003 shares

00/09 (Interim): 146,630,880 shares

00/03 (Annual): 146,630,880 shares

2. Number of treasury stocks at the end of accounting period

01/09 (Interim): 346,877 shares

00/09 (Interim): 0 shares

01/03 (Annual): 0 shares

2 . Non-Consolidated Forecast for the Fiscal Year (from April 1, 2001 to March 31, 2002)

	Total Operating Income	Income Before Extraordinary Items	Net Income	Annual Cash Dividends	
				Year-end	per Share
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Yen)	(Yen)
Annual	401,900	174,100	96,300	40.00	80.00

Reference: The forecasted net income per share (annual): 658.31 yen

7. Interim Non-Consolidated Financial Statements

(1) Interim Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	As of September 30, 2001 (Interim)		As of March 31, 2001 (Annual)		Change		As of September 30, 2000 (Interim)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
		%		%		%		%
(Assets)								
I Current assets	1,840,466	93.0	1,745,036	93.0	95,430	5.5	1,641,039	92.6
Cash and time deposits	40,196		32,591		7,604	23.3	38,295	
Loans receivable	1,585,718		1,496,237		89,481	6.0	1,433,090	
Installment sales receivables	186,862		169,911		16,950	10.0	153,713	
Merchandise	6,715		6,715		—	—	6,730	
Deferred tax assets	25,751		20,620		5,130	24.9	20,416	
Other current assets	65,162		79,569		-14,406	-18.1	49,933	
Allowance for bad debts	-69,940		-60,610		-9,330	15.4	-61,140	
II Fixed assets	138,457	7.0	131,174	7.0	7,282	5.6	130,545	7.4
Tangible fixed assets	55,945		61,229		-5,284	-8.6	62,325	
Land	16,765		20,303		-3,538	-17.4	20,310	
Other tangible fixed assets	39,180		40,925		-1,745	-4.3	42,014	
Intangible fixed assets	1,221		1,653		-432	-26.1	1,662	
Investments and other assets	83,350		69,581		13,769	19.8	67,917	
Allowance for bad debts	-2,060		-1,290		-770	59.7	-1,360	
Total Assets	1,978,923	100.0	1,876,210	100.0	102,713	5.5	1,771,584	100.0

(Millions of yen)

Subject \ Term	As of September 30, 2001 (Interim)		As of March 31, 2001 (Annual)		Change		As of September 30, 2000 (Interim)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage	Amount	Composition ratio
		%		%		%		%
(Liabilities)								
I Current liabilities	478,330	24.1	441,577	23.5	36,753	8.3	460,337	26.0
Trade notes and accounts payable	2,725		3,071		-345	-11.3	2,776	
Short-term loans	3,625		7,187		-3,562	-49.6	12,250	
Current portion of long-term loans	303,629		303,433		195	0.1	338,141	
Commercial paper	—		12,000		-12,000	—	—	
Current portion of bonds and notes	30,000		30,000		—	—	25,000	
Current portion of convertible bonds	50,000		—		50,000	—	—	
Current portion of accounts payable	4,800		4,800		—	—	5,000	
Accrued income taxes	40,467		39,864		603	1.5	38,056	
Deferred income on installment sale	28,407		26,712		1,695	6.3	25,107	
Other current liabilities	14,676		14,508		167	1.2	14,006	
II Fixed liabilities	961,241	48.6	931,800	49.7	29,440	3.2	845,220	47.7
Straight bonds	225,000		215,000		10,000	4.7	155,000	
Convertible bonds	—		50,000		-50,000	—	50,000	
Long-term loans	729,663		660,746		68,916	10.4	635,489	
Allowance for employees' retirement benefits	2,807		2,745		61	2.2	1,575	
Allowance for directors' and statutory auditors' retirement benefits	849		813		36	4.5	776	
Other fixed liabilities	2,921		2,494		426	17.1	2,378	
Total liabilities	1,439,571	72.7	1,373,377	73.2	66,193	4.8	1,305,557	73.7
(Shareholders' Equity)								
I Common stock	17,282	0.9	17,282	0.9	—	—	17,282	1.0
II Additional paid-in capital	25,772	1.3	25,772	1.4	—	—	25,772	1.4
III Legal reserve	4,320	0.2	4,320	0.2	—	—	3,951	0.2
IV Other reserve	494,781	25.0	452,259	24.1	42,522	9.4	414,469	23.4
Voluntary reserves	430,000		360,000		70,000	19.4	360,000	
Unappropriated retained earnings	64,781		92,259		-27,477	-29.8	54,469	
V Securities valuation adjustment	991	0.1	3,197	0.2	-2,205	-69	4,551	0.3
	543,149	27.5	502,833	26.8	40,316	8.0	466,026	26.3
VI Treasury stock	-3,797	-0.2	—	—	-3,797	—	—	—
Total shareholders' equity	539,352	27.3	502,833	26.8	36,519	7.3	466,026	26.3
Total liabilities and shareholders' equity	1,978,923	100.0	1,876,210	100.0	102,713	5.5	1,771,584	100.0

(2) Interim Non-Consolidated Income Statements

(Millions of yen)

Subject \ Term	From April 1, 2001 to September 30, 2001 (Interim)		From April 1, 2000 to September 30, 2000 (Interim)		Change		From April 1, 2000 to March 31, 2001 (Annual)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I Operating income	197,148	100.0	179,805	100.0	17,342	9.6	366,712	100.0
Interest on loans receivable	183,905		167,571		16,333	9.7	341,456	
Fees from credit card business	1,696		917		778	84.8	2,323	
Fees from installment sales finance business	7,999		6,744		1,254	18.6	14,287	
Fees on guaranteed loans receivable	17		—		17	—	—	
Other financial income	10		35		-25	-70.9	74	
Rental income	—		1,137		-1,137	—	1,591	
Sales	—		73		-73	—	103	
Other operating income	3,519		3,324		194	5.9	6,875	
II Operating expenses	111,532	56.6	101,733	56.6	9,798	9.6	208,205	56.8
Financial expenses	13,994	7.1	14,406	8.0	-411	-2.9	28,933	7.9
Cost of sales	—	—	56	0.0	-56	—	81	0.0
Other operating expenses	97,537	49.5	87,270	48.6	10,266	11.8	179,190	48.9
Operating profit	85,616	43.4	78,072	43.4	7,543	9.7	158,507	43.2
III Non-operating income	916	0.5	665	0.4	251	37.7	1,670	0.5
IV Non-operating expenses	136	0.1	233	0.1	-97	-41.6	1,115	0.3
Income before extraordinary items	86,396	43.8	78,504	43.7	7,892	10.1	159,062	43.4
V Extraordinary income	1	0.0	628	0.3	-626	-99.7	1,561	0.4
VI Extraordinary losses	3,929	2.0	5,992	3.3	-2,063	-34.4	7,708	2.1
Income before income taxes	82,468	41.8	73,139	40.7	9,329	12.8	152,915	41.7
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	40,430	17.6	38,070	19.5	2,360	-0.5	74,950	19.7
Deferred income tax	-5,654		-3,129		-2,525		-2,791	
Net income	47,693	24.2	38,198	21.2	9,494	24.9	80,757	22.0
Retained earnings carried forward from the pervious period	17,088		16,270		817	5.0	16,270	
Interim dividends	—		—		—	—	4,398	
Amount funded to legal reserve for divided	—		—		—	—	369	
Unappropriated retained earnings	64,781		54,469		10,312	18.9	92,259	

(3) Significant Items Relating to the Preparation of Interim Non-Consolidated Financial Statements

(A) Valuation and computation of assets

(a)Marketable securities

Securities held to maturity ...... Amortized cost method (straight line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

(b)Inventories

Merchandise ...... Cost on an individual specified cost basis

(c)Derivative transaction ...... Market value method

(B) Depreciation of fixed assets

(a)Tangible fixed assets and building and structures in trust included in investments and other assets ...... Declining balancemethod

(b)Intangible fixed assets ...... Straight-line method

(c)Long-term prepaid expenses ...... Amortized in equal installments

(C) Basis for calculating allowances

(a)Allowance for bad debts

In providing for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b)Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of the interim period.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

(c)Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and staturoty auditors' retirement benefits at the end of the interim period in accordance with the Company's internal rules.

(D) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the interim financial statements

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a)Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b)Hedging instruments and items hedged

Hedging instruments......Interest-rate swaps agreements and interest-rate caps

Items hedged......Loans with variable interest rates

(c)Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d)Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other significant accounting policies for the preparation of interim non-consolidated financial statements

(a)Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ...... Recognized mainly by credit-balance method

Fees from member outlets ...... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ...... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed loans receivable ...... Recognized by credit-balance method

(b)Treatment of amount in excess of par value of convertible bonds

The amount in excess of par value of convertible bonds is amortized over the redemption period of such convertible bonds, with the amount in excess of par value being deducted from financial expenses. In the case that a request of conversion is made, the entire amount in excess of par value is amortized at once.

(c)Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(d)Treatment of bond issue expenses

Effective from this interim accounting period, in accordance with the revised "Form of Standard Financial Statements in the Consumer Finance Business" issued by the Federation of Finance Companies Association of Japan on May 10, 2001, bond issue expenses related to Financial Services Business were reclassified from non-operating expenses to financial expenses. The effect of this change was to increase in operating expenses by 194 million yen and decrease operating profit and non-operating expenses by the same amount

(Additional Information)

From this interim accounting period, in accordance with the revised "Regulations concerning Terminology, Forms and Methods of Preparation of Financial Statements, etc" treasury stock of 0 million yen was reclassified from other current assets to the bottom of shareholders' equity section

In addition, treasury stock included 3,796 million yen acquired under the stock option plan during this interim accounting period.

(4) Notes to Non-Consolidated Balance Sheets

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
1. ――――	1. Number of treasury stock and its amount on the interim balance sheets 40 shares 0 million yen	1. Number of treasury stock and its amount on the balance sheets 10 shears 0 million yen
2. Depreciation amount for tangible fixed assets 39,278 million yen Depreciation amount of building and structures in trust included in investments and other assets 68 million yen	2. Depreciation amount for tangible fixed assets 36,807 million yen Depreciation amount of building and structures in trust included in investments and other assets 63 million yen	2. Depreciation amount for tangible fixed assets 3,8549 million yen Depreciation amount of building and structures in trust included in investments and other assets 66 million yen
3. Assets pledged as security (1)Pledged assets Millions of yen Loans receivable 644,785 (147,897) Tangible assets 2,429 Investments and other assets 2,560 Total 649,775 (147,897)	3. Assets pledged as security (1)Pledged assets Millions of yen Loans receivable 695,511 (188,408) Tangible assets 2,465 Investments and other assets 2,545 Total 700,523 (188,408)	3. Assets pledged as security (1)Pledged assets Millions of yen Loans receivable 681,878 (165,801) Tangible assets 2,465 Investments and other assets 2,798 Total 687,143 (165,801)
(2)Secured liabilities Millions of yen Short-term loans 1,125 (1,000) Current portion of long-term loans 193,240 (40,132) Long-term loans 455,182 (106,297) Total 649,548 (147,429) Figures in brackets represent amounts engaged in transfer of liabilities	(2)Secured liabilities Millions of yen Short-term loans 2,250 (2,000) Current portion of long-term loans 232,698 (73,910) Long-term loans 462,267 (109,169) Total 697,216 (185,079) Figures in brackets represent amounts engaged in transfer of liabilities	(2)Secured liabilities Millions of yen Short-term loans 2,187 (2,000) Current portion of long-term loans 206,547 (51,137) Long-term loans 477,917 (112,404) Total 686,652 (165,541) Figures in brackets represent amounts engaged in transfer of liabilities
4. Guaranteed liabilities (1)Amount of guaranteed loans of guarantee business 3924 millions of yen (2)Amount of guaranteed liabilities of affiliated companies Millions of yen ACOM ESTATE CO., LTD. 2,646 JCK CREDIT CO., LTD. 37,808 SIAM A&C CO., LTD.. 5,216 CHAILEASE ACOM FINANCE CO., LTD.. 273	4. Guaranteed liabilities Guaranteed liabilities of affiliated companies Millions of yen ACOM ESTATE CO., LTD. 1,300 SIAM A&C CO., LTD. 2,820 1990 K PARTNERSHIP 864	4. Guaranteed liabilities Guaranteed liabilities of affiliated companies Millions of yen ACOM ESTATE CO., LTD. 1,282 JUKI CREDIT CO., LTD. 42,862 SIAM A&C CO., LTD.. 3,827 1990 K PARTNERSHIP 929

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
5. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 583,486 million yen at the end of the interim accounting period. This included a total of 334,387 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. ―――――	5. ―――――

As of September 30, 2001 (Interim)	As of March 31, 2000 (Interim)	As of March 31, 2001 (Annual)
6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,755 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 15,059 million yen. Under the policies stipulated in Japan's tax laws, 8,021 million yen of this amount would be classified as loans overdue by three months or more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears. Under the policies adopted in prior fiscal years (accrued interest is charged on loans less than one year in arrears), loans in arrears include additional 20,103 million yen, 13,065 million yen of this amount would be classified as loans overdue by three months ore more, 1,685 million yen as restructured loans and 5,353 million yen as loans no longer in arrears.	6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,541 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 14,346 million yen. Under the policies stipulated in Japan's tax laws, 10,039 million yen of this amount would be classified as loans overdue by three months or more, 1,711 million yen as restructured loans and 2,596 million yen as loans no longer in arrears.	6. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,549 million yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than one year in arrears. As a result of the Company's policy, loans in arrears included additional 13,850 million yen. Under the policies stipulated in Japan's tax laws, 8,520 million yen of this amount would be classified as loans overdue by three months or more, 1,704 million yen as restructured loans and 3,625 million yen as loans no longer in arrears.

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)

As of September 30, 2001 (Interim)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,193) 5,193	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans in arrears	(6,443) 21,502	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(8,494) 473	Loans on which favorable terms have been granted, such as the waiving of interest.
Restructured loans	(15,636) 13,951	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(35,768) 41,121	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in *Japan's tax laws.*

As of September 30, 2000 (Interim)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,930) 3,930	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans in arrears	(2,680) 17,027	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(12,310) 2,271	Loans on which favorable terms have been granted, such as the waiving of interest.
Restructured loans	(16,131) 14,420	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(35,053) 37,649	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in *Japan's tax laws.*

As of March 31, 2001 (Annual)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(3,650) 3,650	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans in arrears	(3,016) 16,866	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(9,039) 518	Loans on which favorable terms have been granted, such as the waiving of interest.
Restructured loans	(15,265) 13,561	Loans on which favorable terms have been granted, such as the waiving of interest.
Total	(30,971) 34,596	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in *Japan's tax laws.*

7. Marketable securities purchased under resale agreements (As of September 30, 2001)

Amount of marketable securities purchased (Stated as short-term loans) 44,996 million yen

Market value of marketable securities purchased at the end of the interim consolidated accounting period 44,951 million yen

7. (As of September 30, 2000) ――――

7. (As of March 31, 2001) ――――

As of September 30, 2001 (Interim)	As of September 30, 2000 (Interim)	As of March 31, 2001 (Annual)
9. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company maintains designated commitment line contracts with four financial institutions. As of the end of the current interim non-consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. Millions of yen Agreed amount of agreement for commitment line 145,400 Amount of borrowing — Unused amount 145,400 There are no overdraft contracts	8. ————	8. ————

(5) Notes to Non-Consolidated Income Statements

From April 1, 2001 to September 30, 2001 (Interim)	From April 1, 2000 to September 30, 2000 (Interim)	From April 1, 2000 to March 31, 2001 (Annual)
1. Other principal financial income Millions of yen Interest on deposits 6 Interest on loans 4	1. Other principal financial income Millions of yen Interest on deposits 16 Interest on marketable securities 2 Interest on loans 16	1. Other principal financial income Millions of yen Interest on deposits 42 Interest on marketable securitie 3 Interest on loans 29
2. Principal financial expenses Millions of yen Interest expense 10,628 Interest on corporate bonds 2,453 Bond issue expenses 194	2. Principal financial expenses Millions of yen Interest expense 12,230 Interest on corporate bonds 1,779	2. Principal financial expenses Millions of yen Interest expense 24,029 Interest on corporate bonds 3,896
3. Principal items of non-operating income Millions of yen Interest income 51 Interest on securities 7 Dividends received 139 Gains on sale of securities 51 Rent from Company's residence 198 Profit on investments in anonymous partnership 217	3. Principal items of non-operating income Millions of yen Interest income 13 Interest on securities 57 Dividends received 167 Rent from Company's residence 192 Gain on sales of miscellaneous items 36 Profit on investments in anonymous partnership 73	3. Principal items of non-operating income Millions of yen Interest income 56 Interest on securities 328 Dividends received 261 Insurance payment received 56 Rent from Company's residence 389 Gain on sales of miscellaneous items 57 Profit on investments in anonymous partnership 139
4. Principal items of non-operating expenses Millions of yen Stock offering expenses 112	4. Principal items of non-operating expenses Millions of yen Bond issue expense 136	4. Principal items of non-operating expenses Millions of yen Bond issue expense 551
5. Principal items of extraordinary income Millions of yen Gains on sales of fixed assets 1	5. Principal items of extraordinary income Millions of yen Gains due to adoption of new accounting standard for retirement benefits 628	5. Principal items of extraordinary income Millions of yen Gains due to adoption of new accounting standard for retirement benefits 1,256 Distribution profit on termination of anonymous association agreement 299
6. Principal items of extraordinary losses Millions of yen Loss on sales of fixed assets 3,473 Loss on disposal of fixed assets 309 Loss on revaluation of investment securities 103	6. Principal items of extraordinary losses Millions of yen Loss on sales of fixed assets 3,848 Loss on disposal of fixed assets 164 Loss on revaluation of investment securities 155 Write-off of investment loss' 1,000	6. Principal items of extraordinary losses Millions of yen Loss on sales of fixed assets 3,854 Loss on disposal of fixed assets 488 Loss on sales of investment securities 155 Loss on revaluation of investment securities 1,340 Write-off of investment loss 1,000
7. Depreciation amount Millions of yen Tangible assets 2,891 Intangible assets 4	7. Depreciation amount Millions of yen Tangible assets 2,892 Intangible assets 4	7. Depreciation amount Millions of yen Tangible assets 6,142 Intangible assets 8

(6) Notes to Lease Transactions

From April 1, 2001 to September 30, 2001 (Interim)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equip-ment	206	92	113
Equip-ment and furniture	13,690	8,621	5,069
Total	13,896	8,713	5,183

2. Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	2,848
More than one year	2,475
Total	5,323

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,028
Equivalent of depreciation	1,901
Equivalent of interest payable	97

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

From April 1, 2000 to September 30, 2000 (Interim)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equip-ment	160	65	94
Equip-ment and furniture	16,466	9,839	6,627
Total	16,626	9,905	6,721

2. Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	3,695
More than one year	3,236
Total	6,931

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	2,366
Equivalent of depreciation	2,215
Equivalent of interest payable	132

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

From April 1, 2000 to March 31, 2001 (Annual)

Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equip-ment	164	76	87
Equip-ment and furniture	15,766	9,537	6,229
Total	15,930	9,613	6,317

2. Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	3,350
More than one year	3,136
Total	6,487

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	4,581
Equivalent of depreciation	4,285
Equivalent of interest payable	247

4. Method of calculation of equivalent of depreciation
Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest
The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

(7) Marketable Securities (Subsidiary and affiliate stock)

This interim accounting period (from April 1, 2001 to September 30, 2001)

There is no subsidiary and affiliate stock for which market prices are available.

Prior interim accounting period (from April 1, 2000 to September 30, 2000)

There is no subsidiary and affiliate stock for which market prices are available.

Prior consolidated fiscal year (from April 1, 2000 to March 31, 2001)

There is no subsidiary and affiliate stock for which market prices are available.

8. Subsequent Events

Pursuant to a resolution passed at the meeting of the Board of Directors held on July 24, 2001, the Company made borrowing as outlined below.

Lender	ACOM CAPITAL CO., LTD..	
Amount	23,880 million yen	
Interest	1.62% annum	
Date of borrowing	October 10, 2001	
Term	6 years and 6months	
Method of redemption	Leave for 3 years and 9 months, install repayment for 2 years and 9 months.	
Pledged assets	Deposit	1,194 million
	Loans receivable	44,199 million
Use of proceeds	Funding loans receivable	

Pursuant to a resolution passed at the meeting of the Board of Directors held on August 16, 2001, the Company issued unsecured straight bonds.

28th Issuance of Domestic Unsecured Straight Bonds

Total issue amount	10 billion yen
Issue price	100 yen per 100 yen of face value
Interest rate	1.08% annum
Issue data	October 25, 2001
Redemption date	October 25. 2006
Method of redemption	Final redemption or purchase
Use of proceeds	Funding loans receivable

29th Issuance of Domestic Unsecured Straight Bonds

Total issue amount	10 billion yen
Issue price	100 yen per 100 yen of face value
Interest rate	0.85% annum
Issue data	November 6, 2001
Redemption date	November 2. 2005
Method of redemption	Final redemption or purchase
Use of proceeds	Funding loans receivable

9 . Other Information

(1) Operating income by segment

(Millions of yen)

Segment	Item	From April 1, 2001 to September 30, 2001 (Interim) Amount	Composition ratio	From April 1, 2000 to September 30, 2000 (Interim) Amount	Composition ratio	Change Amount	Percentage	From April 1, 2000 to March 31, 2001 (Annual) Amount	Composition ratio
			%		%		%		%
Financial service business	Loans receivable outstanding	183,905	93.3	167,571	93.2	16,333	9.7	341,456	93.1
	Unsecured loans	179,848	91.2	163,486	90.9	16,361	10.0	333,349	90.9
	Consumers	179,692	91.1	163,262	90.8	16,429	10.1	332,936	90.8
	Commercials	155	0.1	223	0.1	-68	-30.4	413	0.1
	Secured loans	4,056	2.1	4,085	2.3	-28	-0.7	8,106	2.2
	Income on installments	9,695	4.9	7,662	4.3	2,032	26.5	16,611	4.5
	Credit card	1,696	0.9	917	0.5	778	84.8	2,323	0.6
	Installment sales finance	7,999	4.0	6,744	3.8	1,254	18.6	14,287	3.9
	Income from guarantee business	17	0.0	—	—	17	—	—	—
Other business	Rental income	—	—	1,137	0.6	-1,137	—	1,591	0.5
	AV rental	—	—	1,137	0.6	-1,137	—	1,591	0.5
	Sales	—	—	73	0.0	-73	—	103	0.0
Other segment	Other financial income	10	0.0	35	0.0	-25	-70.9	74	0.0
	Other operating income	3,519	1.8	3,324	1.9	194	5.9	6,875	1.9
	Collection of bad debts deducted	3,308	1.7	3,138	1.8	169	5.4	6,508	1.8
	other	211	0.1	186	0.1	25	13.5	367	0.1
Total		197,148	100.0	179,805	100.0	17,342	9.6	366,712	100.0

(Note)1. Income from ACOM MasterCard is included in "Income on installment"
2. Sales on other business are merchandise sold at rental outlets.

(2) Other statistics

(Millions of yen)

Items	As of September 30, 2001 (Interim) Amount		As of March 31, 2001 (Annual) Amount		Change Amount	Change	As of March 31, 2001 (Annual) Amount	
						%		
Loans receivable outstanding		1,585,718		1,496,237	89,481	6.0		1,433,090
Unsecured loans		1,519,481		1,428,196	91,284	6.4		1,361,591
Consumer		1,518,216		1,426,696	91,520	6.4		1,359,805
Commercial		1,264		1,499	-235	-15.7		1,786
Secured loan		66,237		68,041	-1,803	-2.7		71,498
Number of customer accounts		3,013,014		2,893,789	119,225	4.1		2,743,533
Unsecured loans		2,999,379		2,880,304	119,075	4.1		2,730,306
Consumer		2,998,431		2,879,293	119,138	4.1		2,729,220
Commercial		948		1,011	-63	-6.2		1,086
Secured loan		13,635		13,485	150	1.1		13,227
Number of outlets		1,768		1,750	18	1.0		1,752
Loan business		1,760		1,741	19	1.1		1,703
Staffed		523		521	2	0.4		515
Unstaffed		1,237		1,220	17	1.4		1,188
Rental business		—		—	—	—		40
Installment sale finance		8		8	—	—		8
Other business		—		1	-1	—		1
MUJINKUN	(1750)	1,748	(1735)	1,733	15	0.9	(1696)	1,694
CD/ATM		46,126		30,819	15,307	49.7		22,980
Proprietary		2,069		2,053	16	0.8		2,011
365 days		2,061		2,046	15	0.7		2,004
24 hours		1,770		1,755	15	0.9		1,706
Tie-up		44,057		28,766	15,291	53.2		20,969
Others		7,611		7,611	—	—		—
Number of employee		4,495		4,321	174	4.0		4,300
Bad debt write-off		23,377		44,392	-21,014	-47.3		17,628
Allowance for bad debts		72,000		61,900	10,100	16.3		62,500

Number of loan accounts for loan business include non-interest bearing accounts of 143,957 for this interim accounting period and 97,014 for prior fiscal year.

November 8, 2001

Notice of Raising Dividend Forecast for Fiscal Year Ending March 2002

We are pleased to announce the following resolution of the board of directors on the raising half-year and final-year dividend forecasts for fiscal year ending March 2002, adopted at the meeting held November 8, 2001.

1. Reason for the Change
   In response to shareholders' support.

2. *Content of the Change*

	Half year Dividend	Final Dividend	Full year Dividend
Previous Forecast (May 10, 2001)	35 yen	35 yen	70 yen
Current Forecast	40 yen*	40 yen	80 yen
(Reference) Dividend per share for previous fiscal year	30 yen	35 yen	65 yen

* The current forecast of the half-year dividend was approved at the board of directors meeting held November 8, 2001.

(Brief Description)

Amendments to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Amendments dated November 15, November 16, and December 12 (the "2001 Amendments") to Shelf Registration Statement dated August 17, 2001 (the "2001 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2001 Shelf Registration Statement

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The 2001 Amendments are intended to include the Extraordinary Report dated November 15, 2001 and the Amendments dated November 16, 2001 to the Extraordinary Report, and the 2001 Semi-Annual Securities Report dated December 12, 2001 in the list of documents incorporated by reference to the 2001 Shelf Registration Statement and to correct the 2001 Shelf Registration Statement.

November 15, 2001

Notice of Liquidation of a Consolidated Subsidiary

In connection with the November 15, 2001 board of directors resolution on the liquidation of a consolidated subsidiary, 1990 K PARTNERSHIP, as of December 31, 2001 is determined.

1. Purpose of the liquidation
   1990 K PARTNERSHIP was established in December 1986 for owning and managing of a commercial building in Washington D.C. In July 3, 2001, the building was sold for the purpose of using ACOM Group's resources more efficiently. For this reason, we decided to liquidate the Company.

2. Outline of the subsidiary

(1) Headquarters	229 South State Street, Dover, Kent County, DE, U.S.A.
(2) Established	December 30, 1986
(3) Business	Lease of real estate in the United States
(4) Capital	US$ 46,788 thousand (June 30, 2001)
(5) Shareholders	ACOM(U.S.A) INC. (50%) ACOM INTERNATIONAL, INC. (50%)
(6) Total assets	US$ 56,957 thousand (As of June 30, 2001)
(7) Year end	December 31
(8) Employees	None
(9) Business connection	General Service Administration Cushman & Wakefield of Washington, D.C., Inc.
(10) Main banks	The Mitsubishi Trust and Banking Corporation New York Branch First National Bank of MD

3. 3-year financial results

(US$ thousand)

Year Ended	Operating Income	Income before Extraordinary Income	Net Income
December, 2000	3,645	-2,078	-1,874
December, 1999	2,379	-1,035	-1,099
March, 1999	5,388	61	-1,968

4. Influence on consolidated financial result
   Assets, liabilities, and profit/loss of 1990 K PARTNERSHIP have been posted on ACOM(U.S.A) INC. and ACOM INTERNATIONAL, INC., which hold 50% of partnership capital of 1990 K PARTNERSHIP. Therefore, there is no influence on consolidated financial results from the liquidation of the Company.

Extraordinary Report
and
Amendments

ACOM CO., LTD.

(504010)

Extraordinary Report dated November 15, 2001 (the "November Extraordinary Report") in connection with the liquidation of a consolidated subsidiary of ACOM CO., LTD. (the "Company") and the amendments thereto dated November 16, 2001 (together, the "November Extraordinary Report")

The November Extraordinary Report is required under the Securities and Exchange Law to be, and was, submitted to the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan in connection with the liquidation of a consolidated subsidiary of ACOM CO., LTD. (the "Company").

The information contained in the November Extraordinary Report which is material to an investment decision is substantially contained in the news release dated November 15, 2001 (Exhibit 8).

(Brief description)

December 2001

Semi-Annual Business Report ("Key Note")

The 25th Fiscal Year
from April 1, 2001
to September 30, 2001

This Semi-Annual Business Report concerning the six months ended September 30, 2001 (hereinafter called the "Key Note") was sent to the shareholders of the Company on [ ] 2001.

The Key Note is not required to be prepared or made public under any rules or regulations in Japan; ACOM, CO., LTD. (the "Company") voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers or analysts from time to time.

The information in the Key Note which is material to an investment decision is substantially contained in the Semi-Annual Securities Report of the Company (see Exhibit 11) and/or the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2002 (see Exhibit 5).

December 5, 2001

30th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita, Capital: 17.2 billion yen) has reached a decision to make its 30th issuance of domestic unsecured straight bonds, as outlined below. The funds procured through this issuance will be used in extending loans. Registration relating to the issuance was carried out on August 25, 2001.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 30th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	0.85% annually
4. Individual bond value:	1 million yen
5. Issue price:	Face value ¥100
6. Redemption price:	Face value ¥100
7. Application date:	From December 6, 2001 to December 20, 2001
8. Payment date:	December 21, 2001
9. Maturation date:	December 21,2005
10. Application of funds procured:	Extending loans
11.Trustee:	Tokai Tokyo Securities Co., Ltd.
12. Transfer agent:	Mitsubishi Trust and Banking Corporation The Toyo Trust & Banking Co., Ltd.
13. Credit ratings:	Japan Credit Rating Agency: AA- Rating and Investment Information, Inc.: A

(Brief description)

December 12, 2001

Semi-Annual Securities Report

(Report pursuant to Article 24-5
of the Securities and Exchange Law)

The 25th Fiscal Year
from April 1, 2001
to September 30, 2001

This Semi-Annual Securities Report concerning the six months ended September 30, 2001 (hereinafter called the "Semi-Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 12, 2001 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau and The Tokyo Stock Exchange, on which the shares of common stock of the Company are listed, as well as the General Affairs Department of ACOM, CO., LTD. (the "Company").

It is required under the Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months ended September 30, 2001.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Semi-Annual Business Report of the Company (see Exhibit 12) and/or the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2002 (see Exhibit 5).